REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

12 October 2007

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

investors

FILE 82-3

Latest News

17 September 2007

Further re acquisition of Rostar

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that it has been informed that its application for clearance of the proposed acquisition of Rostar, the Russian beverage can maker, announced in early July 2007, has been rejected by the Russian Federal Antimonopoly Service (FAS).

Rexam is currently reviewing the consequences of this decision with its advisors and plans to explore opportunities for further dialogue with the FAS about this matter, including re-filing of the application. Rexam believes the acquisition would give the Company less than 15% of the Russian beverage container market.

A further announcement will be made in due course.

Enquiries

Rexam
Leslie Van de Walle, Chief Executive +44 20 7227 4100
Jonathan Thornton, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

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